

November 21, 2023

Kory Wentworth
Chief Financial Officer
Entrada Therapeutics, Inc.
One Design Center Place
Suite 17-500
Boston, MA 02210

      Re: Entrada Therapeutics, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2022
             Filed March 6, 2023
             Form 10-Q for the Six Months Ended June 30, 2023
             Filed August 8, 2023
             File No. 001-40969

Dear Kory Wentworth:

     We have reviewed your November 13, 2023 response to our comment letter and have the following comment.

     Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 1, 2023 letter.

Correspondence filed November 13, 2023

Form 10-Q for the Quarterly Period ended June 30, 2023
Notes to Condensed Consolidated Financial Statements (Unaudited)
13. Collaboration and License Agreements, page 23

1.   You state that you adopted Accounting Standards Update 2022-03 on January 1, 2023 and that you considered the guidance provided by ASC 820-10-35-16D and 820-10-55-51 and 820-10-52 (Case A). Please tell us if the discount for lack of marketability was based solely on the fact that the shares issued were unregistered or whether it contemplated the lock-up agreement restriction in paragraph 10.2 of the Stock Purchase Agreement. If the lock-up provision was considered in estimating the discount for lack of marketability,

explain how you determined this was appropriate considering the guidance in ASC 820-10-55-52A. In addition, please tell us why additional disclosure pursuant to ASC 820-10-50-6B is not required.

Please contact Mary Mast at 202-551-3613 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Life Sciences